September 27, 2013

Via EDGAR and Hand Delivery

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Western Refining Logistics, LP

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Western Refining Logistics, LP (the “Partnership”) hereby submits the proposed offering terms of the initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K. These pricing terms shall be included in Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-190135 (the “Registration Statement”) to be filed with the Commission on or about October 2, 2013. The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of September 27, 2013. Should the bona fide estimates of these terms change between today and October 2, 2013, the figures presented in Amendment No. 3 may increase or decrease accordingly.

The Partnership proposes to price the Offering with a bona fide price range of $19 to $21 per common unit, with a midpoint of $20 per common unit. In the Offering, the Partnership proposes to sell up to 14,375,000 common units representing limited partner interests in the Partnership. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Partnership’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the offering given recent market volatility as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into Amendment No. 3, to be filed with the Commission on or about October 2, 2013.

The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Securities and Exchange Commission

September 27, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

WESTERN REFINING LOGISTICS, LP

By:	/s/ Lowry Barfield
Name:	Lowry Barfield
Title:	Senior Vice President – Legal, General
Counsel and Secretary

Enclosures

cc:	David P. Oelman (Vinson & Elkins L.L.P.)
Alan Beck (Vinson & Elkins L.L.P.)
Joshua Davidson (Baker Botts L.L.P.)
M. Breen Haire (Baker Botts L.L.P.)